UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2017 (Report No. 2)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On February 8, 2017, the Registrant announced that it has treated the first blood cancer patient in the recently initiated Phase I/II trial of its stem cell technology ApoGraft™. The trial is intended to assess the Cellect ApoGraft™ process which is designed to prevent Graft-versus-Host Disease, a common complication associated with stem cell transplant in which the transplanted immune cells attack the recipient's body cells and organs.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 28, 2016 (Registration No. 333-214817).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.
(Registrant)

By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz Chief Financial Officer

Date: February 8, 2017